UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25	SEC FILE NUMBER 000-19266
NOTIFICATION OF LATE FILING	CUSIP NUMBER 019222 10 8

(Check one): ☐ Form 10-K ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:__________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Allied Healthcare Products, Inc.

Full Name of Registrant

Former Name if Applicable

1720 Sublette Avenue

Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63110

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form prescribed due date; or the subject quarterly report or N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the Company has terminated many of its employees at its corporate headquarters, instituted extensive cost cutting measures, filed a voluntary petition for relief under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Missouri and entered into stalking horse asset purchase agreements for the sale of all or substantially all of the assets of the Company. This has resulted in a significant reduction in the Company’s internal accounting staff and the Company no longer maintains a sufficient system of internal controls to prepare audited financial statements.

As a result, the Company is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2023 by the prescribed due date without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel C. Dunn	314	771-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐  No ☒

10-Q for the quarter ended 9/30/22 and 10-Q for the quarter ended 12/31/22

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company experienced a loss of $2.2 million before taxes for the quarter, compared to a loss of $1.3 million before taxes for the same period of fiscal year 2022. For the nine months ended March 31, 2023, the Company experienced a loss of $4.8 million before taxes, compared to $3.4 million before taxes for the same period in fiscal year 2022.

Net sales for the quarter of $5.0 million were $1.9 million or 27.5% lower than the comparable quarter in fiscal 2022. Domestically, sales decreased by $1.3 million while international sales, which represented 23.5% of the quarter’s sales, were $0.6 million lower. Sales for the quarter continued to be negatively impacted by delays in obtaining inputs, production delays, and a staffing shortage in our manufacturing operation.

Net sales for the nine months ended March 31, 2023 of $16.4 million were $4.6 million or 21.9% lower than the same period in fiscal 2023. Domestically, sales decreased by $3.6 million, while international sales, which represented 23.2% of the period sales, were $1.0 million lower.

During the nine months ended March 31, 2023 the Company used $1.5 million of cash in operating activities.

Allied Healthcare Products, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2023	By	/s/ Daniel C. Dunn
		Name	Daniel C. Dunn
		Title	Vice President, Chief Financial Officer, Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.